Harbor Custom Development, Inc.

11505 Burnham Dr., Suite 301

Gig Harbor, WA 98332

September 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Shih-Kue Chen

Re:	Harbor Custom Development, Inc.
Registration Statement on Form S-1, as amended
Filed September 10, 2021
File No. 333-259465

Dear Mr. Chen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, Harbor Custom Development, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended (File No. 333-259465) (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on Monday, September 27, 2021, or as soon as practicable thereafter.

The Company understands that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Please call Lynne Bolduc, Esq. of FitzGerald Yap Kreditor LLP, counsel to the Company, at (949) 788-8900 with any comments or questions regarding this matter.

Thank you for your assistance in this matter. Please contact me if you have any comments or questions.

Very truly yours,

By:	/s/ Sterling Griffin
Name:	Sterling Griffin
Title:	Chief Executive Officer and President

cc:	Dorsey & Whitney LLP

Anthony Marsico, Esq.